US Securities and Exchange Commission
Mail Stop 0305
Washington, D.C. 20549
Attention: Mr. Christian Windsor

RE:      TETRAGENEX PHARMACEUTICALS, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILED ON JUNE 13, 2006 FILE NUMBER 333-134987

Dear Mr. Windsor:

         Thank you for your review Electronically filed on behalf of Tetragenex Pharmaceuticals, Inc. (the "Company") please find Amendment No. 1 to the Form SB-2. We have labeled our responses to correspond with the numbers in your comment letter of July 7, 2006. We have received your comments and made the following changes.

GENERAL

1. Please include a cover letter in your next submission and label it as "cover" when filed on EDGAR.

Response 1: As per your request we have included a cover letter with our filing on EDGAR labeled properly.

2. You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type throughout the prospectus, including but not limited to the section on the selling security-holders and the antidepressant patent family status (and following sections). Please revise.

Response 2: We have revised the filing to have a consistent larger print format.

3. Please define or describe acronyms or abbreviations used in the Form SB-2 so that they are clear from the context when first used, Such terms include, for example, NDA and CNS.

Response 3: As per your comment we have properly defined the acronyms and abbreviation used through out this registration statement, for example see page 18 for CNS and page 19 for NDA.

4. Please review your tables as supplemental information such as footnotes are missing. For example, the "Shares Issuable Upon the Exercise of Warrants" cites to a footnote C on page 68, yet the cited footnote does not appear.

Response 4: We omitted the footnote which error was due to a clerical/printing mistake. We have made sure that all footnotes are properly explained.

5. We note that you are registering shares that are issuable upon exercise of warrants. It also appears that the warrants are exercisable at this time and appeared to be exercisable when issued. Please provide the staff with your analysis as to how the exercise of the warrants was in compliance with Section 5 of the Securities Act of 1933.

Response 5: The Company has raised capital since 1994 through various Regulation D private placements, allowing the investors of the Company to purchase units composed of shares and warrants, therefore, all of those warrants are as of today exercisable. Moreover, the private placements were in compliance with
Section 5 of the Securities Act of 1933 since none of the shares issued were sold pursuant to a prospectus or other comparable medium There was no general solicitation made. We are registering all of the shares issuable upon exercise of the warrants herein and accordingly do not believe that their exercise would violate section 5. Please note that all of the holders were afforded registration rights and that this registration statement is intended to fulfill our obligation to these investors.

6. We did not see disclosure regarding the determination of the offering price. Please revise to include such disclosure in accordance with Item 505 of Regulation S-B.

Response 6: Since there is no market for the underlying securities and as per your comment and in compliance with Reg. ss.228.505 (Item 505) of Regulation S-B the Company has determined that the initial offering price should be consistent with the exercise price of the last warrants issued which was $1.65 per share. We discuss the basis of our valuation for the offering price on page 2 and Page 12 of this registration statement. Most importantly all selling security holders have agreed that any sales made prior to their being a market in place for the shares shall be at a fixed price of $1.65 per share in which we disclose in the prospectus, including on the front page.

7. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response 7: As discussed on our call, we do not believe that this transaction is precluded under Rule 415. It is neither a shelf-registration nor a PIPE type of transaction. All the shares registered under this registration statement have already been issued in multiple private placements since 1994 or are issuable upon the exercise of currently exercisable warrants. The Company has been able to raise in excess of $75 million in capital since its creation. The investors have been holding shares for many years and in many cases have invested many times over the past years. The investors are entitled to see their stock registered on the form SB-2. As for the Shares underlying the warrants it is important to emphasize that the Company has already issued all of those Warrants and most of them are part of transactions which included the purchase of Units composed of shares of our common stock and warrants exercisable at a sum certain. Most of our warrants are already exercisable and therefore, the holders of those warrants may choose to exercise their warrants promptly following the effectiveness of this Registration Statement.

COVER PAGE

8. We note that you applied to list your shares on the Over the Counter Bulletin Board, but also note that trading has not commenced. Furthermore, we note your reliance upon Rule 415 for the price of the shares to be resold by the selling shareholders. However, it does not appear that your shares have an existing market at this time, and so sales of the shares at "market prices" does not appear to be possible until such time that a trading market develops. Therefore, please revise the cover page to price the securities.

Response 8: As previously mentioned there is no public market for our securities, and therefore, until a public market is established, all selling stockholders have agreed to a price of the Company valued the offering $1.65 per share. This price was based upon the exercise price of our warrants issued in the last round of capital raised. We discuss the basis of our valuation for the offering price and the fact that all sales will be made at the $1.65 per share fixed price until there is a market in the Common Stock on Page 1.

PROSPECTUS SUMMARY, PAGE 3

9.       Revise the opening 3 paragraphs to:

         o place them in normal type face and to avoid placing the text in all capital letters;

         o Remove the discussion about how the summary is not complete (the Summary, by its nature does not contain all relevant information, but it must be balanced and accurately reflect the rest of the disclosure in the document,)

Response 9: As per your comment we have modified the type face. We have also removed language requested to be removed.

10. Remove parenthetical from the Summary and Risk Factors section and avoid using terms that are not clear from the context.

Response 10: We have reviewed our Summary as well as our Risk Factors section and removed what could be unclear and/or parenthetical information.

11. Revise this section to discuss your current financial position including your liquidity position.

Response 11: As per your comment we have included a section discussing our financial condition including our liquidity position on page 4.

BANKRUPTCY, PAGE 4

12. We note that you privately placed securities as part of your reorganization plan. Please describe the exemption or rule upon which you relied and the factual circumstances related thereto here and throughout the document, including on page 26.

Response 12: The funds were raised pursuant to a Regulation D private placement, such disclosure has been corrected and is reflected on page 4 of this registration statement. Please note that none of such shares were issued pursuant to exemptions in the U.S. Bankruptcy Code.

RISK FACTORS

13. Remove the opening paragraph. Item 503 does not contemplate a forward-looking statement caution, nor does it encourage the discussion of risks that could apply to any company. To the extent that the "General Risks" discussion touches on risks that uniquely or materially affect Tetragenex, revise to provide appropriate disclosure.

Response 13: As per your request we have removed the opening paragraph of the forward looking statement of the Risk Factors section in compliance with Item
503. We have revised in accordance to your comments the entire section to provide necessary and appropriate disclosure.

14. We note that several risk factors discuss your inability to provide assurance that a specific risk will not occur, Remove this language from the risk factor section, as the risk that you are discussing is the stated risk, not your inability to provide assurance.

Response 14: We have complied with comment 14 and modified the Risk Factors section as requested.

RISKS RELATED TO OUR BUSINESS, PAGE 7

15. This section appears to discuss several unique risks that could have a material effect upon the performance of your company or an investment in your stock. Revise to discuss each risk completely, under appropriate risk subheadings. Please refer to Item 503(c) or Regulation SB.

Response 15: We revised the Risk Factors section to eliminate the generic discussion and to discuss each risk under the proper subheading. The Company believes that all risks applicable to the Company are now described as individual risks.

DESPITE EMERGENCE FROM BANKRUPTCY, WE MAY SUFFER FROM PAGE 10

16. We note that you mention investors may "seek more favorable terms for future investments, which could result in greater dilution to existing stockholders." Please disclose that your existing capital structure, including warrants and options, already cause the potential for dilution to shareholders.

Response 16: As per your comment we have incorporated a subheading discussing the dilution risk to our shareholders. Please note that the exercise price of all warrants and/or options is in excess of the current net tangible book value per share accordingly such exercises will not be dilutive from an economic standpoint although they will dilute the percentage ownership of existing shareholders.

17. Please revise to provide a section discussing capitalization and addressing dilution in accordance with Item 506 of Regulation S-B. Be sure to include dilution information if the options are exercised. We have a history of little or no revenue and have experienced net. See page 10.

Response 17: As we are not selling any securities to the public we respectfully do not believe that the inclusion of the charts would be applicable.

WE HAVE A HISTORY OF LITTLE OR NO REVENUE AND HAVE EXPERIENCED NET.... PAGE 10

18. We note that you state, "we cannot assure," a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Response 18: Please note that we have corrected the language in accordance with your comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 15

19. Revise to provide a more complete discussion of your liquidity, capital resources and a more detailed discussion of your monthly uses of cash and your "burn rate."

Response 19: As of the date of the filing we currently have approximately $2.6 million in liquid funds available to us. Our current core burn rate is approximately $100,000. Employee and consultant salary is the major component in our burn rate. Our current payroll is approximately $36,000 per month. Additionally our scientific consultants receive approximately $16,000 per month and work on a part time basis. Our rent expense is currently $10,200 per month. D&O insurance and product liability insurance total about $6,000 per month and insurance for employees is currently $3,000 per month. Included in the remainder are car allowances, telephone and internet access, general corporate expenses, outsourced accounting and legal fees and office supplies. This may increase to approximately $120,000 upon the need for additional staff should we become a public entity. Future funds will be derived from additional sale of our common stock in the public or private markets, a potential licensing agreement with a pharmaceutical company and/or the continuing sales of our state tax losses through the New Jersey Development Plan. Our only debt consists of the $1.8 million convertible note payable to the former holders of our Preferred D securities in April 2009. We have added this in the MD&A section. See pages 16 and 17.

BUSINESS, PAGE 17

20. The presentation in the Business Section and throughout the prospectus must be balanced. Revise the section entitled "Advantages of Nemifitide" to discuss the potential problems raised in the "dog study."

Response 20: As per your request we added a paragraph discussing the FDA ban pursuant to the animal clinical trials. The FDA informed us that they were placing Nemifitide on clinical hold due to brain and muscle lesions found during a routine three-month dog study. We completed additional dog and monkey studies, which prompted the FDA to remove the clinical hold, see page 21 of the registration statement. While we have made the section more balanced, the Company respectfully does not believe that the dog study will have a further negative impact because the Company has taken the necessary steps to have the hold lifted.

LEGAL PROCEEDINGS, PAGE 24

21. We note your historical legal events in that you have settled suits out of court. Please revise to discuss whether the settlement is final or subject to further litigation (e.g., you obtain a release from the opposing party). If there is future liability related thereto, please include as part of your disclosure on risk factors.

Response 21: We do not have any law suit pending nor settlements pending. We are not aware of any possible litigation or dispute arising in the near future. The settlement referred to is final and not subject to further litigation.

22. We see that you discuss your third plan of reorganization and that you previously discuss your "Plan" on page 4. Please revise to discuss how many plans of reorganization you have had and any continuing adverse affects from your emergence from bankruptcy.

Response 22: We have had three (3) Plan of reorganization as referenced on page 4, the Company did not suffer from any related adverse effect except for the adverse effects of general Bankruptcy as disclosed in our Risk Factor section.

TETRAGENEX CODE OF ETHICS, PAGE 32

23. We note that you mention a code of ethics; however, we see no discussion of it in the registration statement. Please revise your disclosure in accordance with Item 406 of Regulation S-B.

Response 23: The Code Of Ethics of Tetragenex is incorporated to the filing of this registration statement on form SB-2 and referred to in page 35 and is filed as Exhibit 14 with the registration statement. The Code Of Ethics is an internal document requiring managers in the financials spheres of the Company to abide by a high degree of moral and fiduciary duties.

EMPLOYMENT AGREEMENTS AND CONSULTING AGREEMENTS, PAGE 33

24. Given the importance of the consulting and employment agreements, please advise the staff how you determined that the contracts were not material contracts. Please refer to Item 601(b)(10) of Regulation SB.

Response 24: The Employment Agreement with its co-Chief Executive Officer ("co-CEO") and co-Chairman of the Board Martin Schacker is the only Employment Agreement. It is disclosed in the Management-Executive Compensation portion of the prospectus and is now included as an Exhibit.

The Company took the position that it considered agreements as material, which met the following criteria.

1.    They were not made in the Ordinary Course of Business;

2. Any contract to which Directors, Officers, Promoters, Voting Trustees, Security holders named in the registration statement or report or underwriter are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.

3. Any contract for the purchase and sale of property, plant or equipment for a consideration exceeding 15% of such assets of the small or

4.    Any material lease held by the Company

5. Any management contract or compensatory plan, contract or arrangement, including plans relating to warrants, options, pension, retirement or deferred compensation or bonus.

6. Any compensatory plan, contract or arrangement adopted without the approval of the security holders pursuant to which equity may be awarded, including but not limited to, options, warrants, etc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PAGE 34

25. We note your footnote number 2 regarding shares to be received in 60 days to the table regarding beneficial ownership, however, we do not see to what it refers, Please revise to clarify.

Response 25: Please note that we have corrected footnote number 2 and properly referred to it in the chart as per your comment on page 35 of the registration statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PAGE 35

26. We note that you list beneficial owners here and selling security-holders on page 41. Please provide the requirements of Item 507 of Regulation S-K in one section. For example, when you refer to David Abel on pages 35 or 41, his position and the percentage of the class to be owned by him are not mentioned. Please revise for other similarly situated selling security-holders in accordance with Regulation S-K and make sure that the amounts in each are consistent with each other.

RESPONSE 26: We have included the name, the position held within the Company, as well as the percentage of ownership for each beneficial owner and managers in compliance with Item 507 of Regulation S-K. See pages 38 and 39.

CHANGE IN AUDITORS, PAGE 37.

27. We note you replaced your prior auditors with Demetrius & Company LLC in August 2005. Please revise to disclose whether your prior auditors resigned, declined to stand for re-election or were dismissed, In addition, revise to file, as an exhibit to this registration statement, a letter from your prior auditors addressed to the Commission stating whether they agree with the statements made in your disclosures. Refer to Item 304 of Regulation S-B.

Response 27: On August 2005, the Audit Committee of the Company based on recommendations from our Board of Directors in accordance with its rotation of independent auditors policy, replaced our auditing firm Hays and Co. LLC as independent auditors and appointed Demetrius & Company, L.L.C, as independent auditors. There were no disagreements as to policies or pronouncements between Hays and Co and ourselves which led to the replacement as described in a letter prepared by Hays and Co to the SEC. See page 40 and see Exhibit 16.

COMMON STOCK PURCHASE WARRANTS AND OPTIONS, PAGE 38

28. Please provide the staff with a complete breakdown of when each of the warrants, or group of warrants was issued, their original terms, and the terms following the bankruptcy or the merger.

Response 28: As discussed above the amount of warrant and shares issued and outstanding is considerable, therefore, in order to facilitate such a description we have included a supplemental chart with a legend allowing you to understand exactly when the warrant was issued to whom, pursuant to what group of transactions, the original term of the warrant and its renewed term pursuant to the bankruptcy or the merger. See Appendix Supplemental A.

SELLING SECURITY-HOLDERS, PAGE 41

29. Please advise the staff whether or not any of your selling stockholders are brokerdealers or affiliates of broker-dealers. For any selling stockholders that are affiliates of broker-dealers, revise to confirm that the seller purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the stock. If not, please revise to state that such selling stockholders are underwriters.

Response 29: As per you comment please note that we updated our schedule on page 41 and under footnote 103 have listed all the persons that are registered representatives of a broker dealer and therefore deemed to be an underwriter, they have indicated in a questionnaire that they not entered into any agreement to sell their securities. Except as indicated in the chart, none of the selling stockholders have held any position or office with us, nor are any of the selling stockholders associates or affiliates of any of our officers or directors. Except as indicated under footnote 103, no other selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.

Please state that the selling shareholders may be deemed underwriters.

We have indicated that the selling shareholders may be deemed to be underwriters. We have indicated that these individuals will be deemed to be underwriters. 30. We note that the column titled "Ownership After the Offering" is blank.

Response 30: Please note that the column is not blank but is filed with a "0". See pages 44-70.

31. We note the Bloch Trust listed on page 43 and the Cebron Family Trust on page 46; however, we do not see the name of the natural person who holds voting and investment power, Please revise to disclose, if applicable, the names of the natural person who hold voting and investment power for all selling security holders.

Response 31: Please note that we made the proper corrections.

32. We note your disclosure on page 72, regarding options to officers and directors. Please include disclosure of all long-term compensation, including options, as applicable in the summary compensation table. Please refer to Item 402 of Regulation S-B.

Response 32: As per Item 402 of Regulation S-B we have incorporated a chart describing all long term compensation including options issued to officers and directors.

33. Please revise to include a table for options/SARs grants in accordance with Item 402 of Regulation S-B.

Response 33: Pursuant to Item 402 we have added a table describing options/SARs granted.

34. Please revise to enhance disclosure of how selling securities holders acquired the shares.

Response 34: As per your request we have described how the selling shareholders have acquired their shares and when.

 PLAN OF DISTRIBUTION, PAGE 74

35. Please revise to provide a discussion regarding your underwriting plans. If you plan to have the offering self-underwritten, please provide disclosure in accordance with Rule 3a4.1 of the Securities Exchange Act.

Response 35: As per your comment we have modified the section "Plan of Distribution" and confirmed that it complies with Rule 3a4.1 of the Securities Exchange Act. See pages 79 and 80.

ADDITIONAL INFORMATION, PAGE 75

36. Please delete the fourth sentence of this paragraph. If you include a brief description in your prospectus, it must be complete.

Response 36: Please note that the fourth sentence has been deleted. See page 81.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-3

37. Please tell us what "Relief from liabilities" represents for the year ended December 31, 2004.

Response 37: As part of the bankruptcy plan of reorganization the Company settled all claims with its creditors. The difference between the original claims by the creditors and the amount they received was classified as relief from liabilities at the time we went effective.

38. Please tell us the reasons for the significant decrease in interest expense from 2004 to 2005.

Response 38: During the bankruptcy we raised funds to keep the company alive as part of a Debtor in Possession financing. The terms of the financing were for a $100,000 investment, the investor received 50,000 warrants to purchase Tetragenex common stock at $1 per share as well as a note for the invested amount plus 10% interest per annum. The note was to automatically convert into equity upon the first closing of our private placement. This closing occurred November 23, 2004. Up until that date, the notes were accruing interest however all interest was converted to equity as of that date and the notes were eliminated. Additionally, the warrants issued to investors as part of the DIP financing were valued using the black scholes method and resulted in a charge to interest expense of $573,000. Two small investments did not convert until April 6, 2005. The only interest expenses in fiscal year 2005 was the interest accruing on the long term preferred notes.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT), PAGE F-4

39. We note you issued 36,218 shares of common stock for services received during 2005. We also note the issuance of these shares resulted in additional paid-incapital of $7,877,413. Please tell us and revise your filing to describe the nature of the services received and how you determined the fair value of those services, In addition, quantify the amount charged to income as a result of this transaction.

and tell us where that amount is reported in your Statements of Operations.


Response 39: The title of that line should have been issuance of common stock, warrants, and options for services. In addition, to the common shares issued, warrants and options were issued as well to officers, directors, employees and consultants during the year. Valuing these options using the black scholes formula resulted in the additional paid in capital for a total of $7,841,252. The 36,218 common shares issued resulted in a charge of $36,181 to additional paid in capital. We subsequently have broken up the lines to reflect the difference between the common stock and the options/warrants.

40. We note your conversions of Class D Preferred Stock into notes and Class D Preferred Notes into common stock resulted in additional paid in capital of $4,455,140 and ($5,404,876), respectively. To help us gain a better understanding of these transactions, please provide us with the journal entries you used to record them. In addition, provide us with detailed calculations of the amounts reported in additional paid-in-capital and describe for us how those amounts were calculated.

Response 40: Please find as Appendix B the journal entries of the above mentioned transactions.

NOTE - THE COMPANY, PAGE F-7

41. Please tell us whether you considered identifying the Company as a Development Stage Enterprise as defined by paragraph 8 of SFAS 7. If you determine the Company is a Development Stage Enterprise, please revise your filing to disclose the information required by paragraphs 11 and 12 of SFAS 7.

Response 41: We did consider identifying the Company as a Development Stage Enterprise as defined by paragraph 8 of SFAS7 however, it was determined that our company was not a Development stage enterprise because at one time during the 1990's our company was acting as a Contract Research Organization. At the time the company had material revenues and had over 100 employees participating in that business and accordingly were active in that business thus eliminating us as a development stage enterprise.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PAGE F-7 RESEARCH AND DEVELOPMENT, PAGE F-9

42. Please revise your filing to include the details you refer to at the end of this paragraph or delete the reference to such details.

Response 42: That reference was erroneously left in the document and thus has now been deleted.

STOCK BASED COMPENSATION, PAGE F-9

43. Please revise your filing to disclose the date upon which you early adopted the provisions of SFAS 123-R. In addition, describe the method you use to apply the provisions of the Standard, Refer to paragraphs 74-78 of SFAS 123-R.

RESPONSE 43: On December 16, 2004 immediately following the revised pronouncement of SFAS 123-R we early adopted the provisions of SFAS 123-R retroactively to January 1, 2003. We applied the provisions of the standard by directly expensing the fair value of options and warrants under the black scholes method to the statement of operations. This enabled the company to treat employees and others on an equal basis. Had we not adopted 123-R, the Company would have had to calculate employee options differently which management felt would lead inconsistency in the reflection of the value of options and warrants.

RECENTLY ISSUED ACCOUNTING STANDARDS, PAGE F-9

44. We note your disclosure that you do not anticipate that the adoption of recently issued accounting pronouncements will have a significant impact on your results of operations, financial position or cash flows. Please revise your filing to provide a brief description of the new standards applicable to you, the date adoption is required and the date you plan to adopt, if earlier. Refer to Question 2 of SAB Topic 11.M.

RESPONSE 44:

NOTE 4 - INCOME TAXES, PAGE F-10

45. We note during 2005 and 2004, you participated in the Technology Tax Certificate Transfer Program sponsored by the New Jersey Economic Development Authority and were able to transfer a portion of your State operating loss carry forwards in exchange for $315,278 and $399,450, respectively. Please tell how you reported the receipt of cash for the State

Response 45: The receipt of cash for the State operating loss carry forwards is included in the statement of operations as a tax benefit and is reflected in the net losses for the years 2004 and 2005 which is shown on the first line of the statement of cash flows.

NOTE 6 - STOCKHOLDERS' EQUITY STOCK OPTIONS,

PAGE F-14

46. We note you recognized a credit of $597,216 to Compensation Expense resulting from the cancellation of the existing 2,698,189 options during 2005. Please tell us how you determined that crediting compensation expense was appropriate, including the specific accounting guidance upon which you relied.

Response 46: Auditors

WARRANTS, PAGE F-16

47. We note on April 6, 2005, as part of your private placement and warrant exchange, all existing employee options and warrants not previously converted, were converted into warrants to purchase your common shares at either $1 per share or $6 per share. We also note you recorded an aggregate expense of $3,030,256 to reflect the cancellation of existing warrants and issuance of new warrants based on the Black Sholes calculation, Please tell us:

         o the number of warrants and options pre-conversion and the number of warrants post-conversion;

         o whether the aggregate expense represents the excess of the fair value of the new warrants over the fair value of the cancelled warrants and options;

         o how the aggregate expense reconciles with the warrant restructuring expense of $2,451,419 recorded on your Statements of Operations and the $2,433,041 recorded on your Statements of Stockholders' Equity; and

         o the assumptions you used for determining the fair values of the new warrants based on the Black Scholes calculation,

Response 47: On December 31, 2004, the Company had 2,698,189 options and 4,458,482 warrants. During the first quarter of 2005, an aggregate of 3,787,500 options and 430,000 warrants were issued. The aggregate expense does in fact represent the excess of the fair value of the new warrants over the fair value of the cancelled warrants and options. On April 6, 2005, the 2,698,189 options that existed prior to December 31, 2004 were cancelled and using the black scholes method to value the options resulted in a credit of $597,215. Additionally on April 6th an aggregate of 3,290,789 of the existing warrants were cancelled resulting in another credit based on the black scholes valuation of $149,576. Finally on April 6th, 2005 an aggregate of 5,114,005 warrants were issued in exchange for the preexisting options and warrants that were cancelled resulting in an expense of $3,179,832. Netting out the expense versus the credit resulted in the expense of $2,433,041, which appears on the statement of operations.

         During the 3rd quarter of 2005 a total of 32,268 warrants were issued to correct mistakes in existing shareholders accounts based on previous agreements. This resulted in an expense of $18,378 and appears on the statement of operations with the $2,433,041 from the Statement of Stockholders Equity.

         The assumptions we used for the volatility in each quarter 2005 respectively were 1.25, 1.22, 1.19 and 1.17. This was derived from the beta of the BBH biotech index. We felt that index was a good fit for us because there are several smaller companies such as ourselves amongst it. The discount rate used in each quarter respectively was 4.17, 3.72, 4.375. This is from the strip rate which expired closest to the average length of the options outstanding at the end of each quarter

See the list of our entire Warrants page F16.

STOCK OPTIONS, PAGE F-14

48. We note your reference to disclosures of proforma net loss and net loss per share amounts as required by SFAS 123, however, we are unable to locate these disclosures. Please revise your filing as necessary or advise us.

Response 48: We deleted the proforma figures ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

49. Please revise to describe upon which exemptions or rules you have relied andfactual basis for such exemption or reliance.

Response 49: We believed Section 4(2) was available because:

         o  the offer and sale did not involve a public offering;

         o  all certificates were marked with restrictive legends;

         o each investor represented they were sophisticated enough to evaluate the merits of the investment; and each investor or consultant had a preexisting relationship with Martin Scharter, the co-Chief Executive Officer of the company

ITEM 28. UNDERTAKINGS.

50. We note that you plan to offer securities on a delayed or continuous basis pursuant to Rule 415 of the Securities Act; however, we do not see the required undertaking. Please revise to include such undertakings under Item 512 of Regulation S-B.

RESPONSE 50: Please find in part II the proper Undertaking under Item 512 of Regulation S-B.

EXHIBIT 5.1

51. Please revise to include the law of the state under which you will issue your opinion and that the opinion is subject to the, judicial decisions and interpretations of such state.

Response 51: We have included the state of the law under which our attorney issued its opinion see Exhibit 5.1.

SIGNATURES

52. In accordance with the requirements of Form S-B, please provide the signatures of your principal accounting officer and your principal financial officer.

Response 52: On Page II-4 we have provided with the signature of our Principal Accounting Officer, Mr. Martucci in accordance with the requirements on Form S-B.

         If you desire any additional information or have any comments or questions during your review please feel free to contact the undersigned.

                                                       Sincerely,


                                                       [s] Arthur S. Marcus
                                                       Arthur S. Marcus, Esq.